UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: May 27, 2004	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES FIRST QUARTER 2004

FINANCIAL AND OPERATING RESULTS

— 71% YEAR-ON-YEAR INCREASE IN NET OPERATING REVENUES —

— 84% YEAR-ON-YEAR INCREASE IN NET INCOME —

— 87% YEAR-ON-YEAR INCREASE IN OIBDA —

— APPROXIMATELY 14.9 MILLION SUBSCRIBERS

INCLUDING 8.7 MILLION REGIONAL SUBSCRIBERS AS OF TODAY –

Moscow and New York (May 27, 2004)-Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of wireless telecommunications services in Russia, today announced its financial and operating results for the first quarter ended March 31, 2004. During the first quarter, the Company continued its rapid growth in new subscribers and strengthened its financial performance, with the regions growing significantly faster than Moscow. Consolidated financial statements of VimpelCom and consolidated financial statements of VimpelCom-Region, VimpelCom’s subsidiary for regional development, are attached.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “We are pleased with our first quarter results. In a very competitive market that is now the fastest growing wireless market in the world we added approximately 2 million subscribers, and we increased our OIBDA margin to 48.4%, the highest level achieved since our listing on the New York Stock Exchange in 1996. We were able to achieve these results by successfully implementing our strategy of national expansion.”

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VimpelCom Announces First Quarter 2004 Financial and Operating Results

Key Financial and Operating Indicators

(Definitions as well as reconciliation of each of OIBDA, OIBDA margin, ARPU and SAC to its most directly comparable U.S. GAAP financial measurement are presented below in the attachment)

	Three months ended Mar. 31, 2004	Three months ended Mar. 31, 2003	Change Y-on-Y (%)
Net operating revenues (US$,000)	417,697	244,437	70.9%
OIBDA (US$,000) (1)	202,025	107,936	87.2%
OIBDA margin (2)	48.4%	44.2%	—
Gross margin (US$,000) (3)	342,141	196,570	74.1%
Gross margin percentage (4)	81.9%	80.4%	—
Net income (US$,000)	76,131	41,387	83.9%
Net income per share (US$)	1.90	1.09	74.3%
Net income per ADS (US$) (5)	1.43	0.82	74.4%
ARPU (US$) (6)	10.8	13.5	-20.0%
MOU, revised definition (min) (7)	91.4	87.5	4.5%
SAC (US$) (8)	16.8	20.8	-19.2%

Significant improvements in VimpelCom’s financial and operating results in the first quarter of 2004, as compared with the first quarter of 2003, were achieved largely as a result of rapid subscriber growth combined with the effects of economies of scale, efficient cost control and lower acquisition costs per subscriber in the regions outside of Moscow. When compared with the fourth quarter of 2003, strong seasonal effects (reduced roaming revenue and reduced minutes of use) resulted in a reduced rate of growth in net operating revenues. On the other hand, margins improved both on OIBDA and net income levels as compared with the fourth quarter of 2003.

The Company’s financial results include the activities in the Moscow license area and in the regions. Net operating revenues, excluding inter-company transactions, for Moscow stand-alone and the regions in the first quarter of 2004 were $256.3 million and $161.4 million, respectively. Net income for Moscow stand-alone and in the regions in the first quarter of 2004 was $60.0 million and $26.8 million, respectively.

Selling, general and administrative (“SG&A”) expenses, as a percentage of net operating revenues, improved to 33.0% reported in the first quarter of 2004 as compared with 34.9% in the first quarter of 2003. The decrease in SG&A from $148.8 million in the fourth quarter of 2003 to $138.0 million in the first quarter of 2004 was in part due to a decrease in aggregate subscriber acquisition costs from $57.2 million in the fourth quarter of 2003 to $50.1 million in the first quarter of 2004.

VimpelCom’s total capital expenditures for the first quarter of 2004 were approximately $157 million, spent entirely for the purchase of property and equipment.

In January 2004, VimpelCom adopted a new depreciation policy. Based on periodic internal studies of the useful economic lives of the Company’s property and equipment, the Company changed the estimated useful life of GSM telecommunications equipment from 9.5 to 7 years.

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VimpelCom Announces First Quarter 2004 Financial and Operating Results

Beginning with the first quarter of 2004, the Company will use a new definition of MOU based on total minutes of usage (including both billable minutes of usage and free minutes of usage) rather than only billable minutes as used in the previous definition. This approach is similar to that currently used by the majority of cellular operators in and outside of Russia and the Company believes the new definition better reflects the relationship between traffic, capital expenditures, revenues and operating costs. The tables with the quarterly MOU numbers for 2003 calculated under both the new and previous definitions are presented below in the definition section. The MOU figures used throughout this release have been calculated under the new definition.

The Company’s MOU in the first quarter of 2004 was 91.4 minutes, an increase of approximately 4.5% compared to 87.5 minutes recorded in the first quarter of 2003. As compared with 96.8 minutes recorded for the fourth quarter of 2003, MOU declined by 5.6%, primarily due to seasonal effects. ARPU for the first quarter of 2004 was approximately $10.8, a 20.0% decrease from the $13.5 reported for the first quarter of 2003 and a 13.6% decrease from the $12.5 reported for the fourth quarter of 2003.

The decline in ARPU was due to seasonal effects, which are most pronounced in the first quarter, and a growing proportion of regional subscribers who generate lower ARPU than Moscow subscribers. In addition, the decline in ARPU was caused by strong competition which resulted in tariff reductions and an effective decline in average price per minute. An increase in the proportion of intra-network traffic also led to an effective decline in average price per minute, although this decline was mitigated by the absence of interconnect charges.

Key Subscriber Statistics

	As of Mar. 31, 2004	As of Mar. 31, 2003	Change Y-on-Y (%)	As of Dec. 31, 2003	Change Q-on-Q (%)
Moscow license area	6,042,300	3,945,600	53.1%	5,659,600	6.8%
Contract	826,800	732,000	13.0%	819,900	0.8%
Prepaid	5,215,500	3,213,600	62.3%	4,839,700	7.8%
Regions	7,329,200	2,242,400	226.8%	5,777,300	26.9%
Total Number of Subscribers	13,371,500	6,188,000	116.1%	11,436,900	16.9%

Churn (quarterly)	8.6%	9.6%	—	9.7%	—

Rapid subscriber growth continued in the first quarter of 2004, particularly in the regions. As of May 27, 2004, VimpelCom’s total number of subscribers reached approximately 14.93 million, with approximately 6.22 million subscribers in the Moscow license area and 8.72 million in the regions outside Moscow.

Using independent sources to estimate the number of subscribers of the Company’s competitors, VimpelCom estimates that its market share in the Moscow license area was 48.4% at the end of the first quarter of 2004, compared to the Company’s estimated market share of 49.5% reported at the end of the first quarter of 2003. On a nationwide basis, VimpelCom estimates its market share at 32.0% at the end of the first quarter of 2004, compared to 29.0% estimated at the end of the first quarter of 2003.

The Company’s quarterly churn rate in the first quarter of 2004 was 8.6%, compared to the Company’s churn rate of 9.6% reported for the same period in 2003. Marketing activities in the past few quarters resulted in some improvement in churn in the first quarter of 2004. Loyalty and retention, especially in the Company’s more saturated markets, remain one of VimpelCom’s priorities going forward.

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VimpelCom Announces First Quarter 2004 Financial and Operating Results

The Company’s management will discuss its first quarter 2004 results during a conference call and slide presentation on May 27, 2004 at 6:30 pm Moscow time (10:30 am EDT in New York). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay and the slide presentation webcast will be available through June 3, 2004 and June 28, 2004, respectively. The slide presentation will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the “Bee Line GSM” brand. The VimpelCom Group’s license portfolio covers approximately 92% of Russia’s population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s development plans. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia, the Company’s ability to continue to grow its overall subscriber base, continued volatility in the world economy and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian telecommunications industry will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Christopher Mittendorf
VimpelCom (Moscow)	Edelman Financial Worldwide
Tel: 7(095) 974-5888	Tel: 1(212) 704-8134
vgoldin@vimpelcom.com	christopher.mittendorf@edelman.com

- Definitions and Tables attached-

Definitions

1.	OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation and amortization. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

2.	OIBDA margin is OIBDA expressed as a percentage of net operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

3.	Gross margin is defined as net operating revenues less selected operating costs (specifically, service costs, cost of handsets and accessories sold and cost of other revenues).

4.	Gross margin percentage is gross margin expressed as a percentage of net operating revenues.

5.	Each ADS represents 0.75 of one share of common stock.

6.	ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated for each month in the relevant period by dividing the Company’s service revenue during that month, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s subscribers during the month. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

7.	MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

8.	SAC (Average Acquisition Cost Per User), a non-U.S. GAAP financial measure, is calculated as dealer commissions, advertising expenses and handset subsidies for the relevant period divided by the number of gross sales during the relevant period. Reconciliation of SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that SAC provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that SAC assists management in quantifying the incremental costs to acquire a new subscriber. SAC should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

MOU numbers for 2003 calculated under the new definition

(including both billable and free minutes of usage)

	1Q2003	2Q2003	3Q2003	4Q2003
MOU, blended (min)	87.5	100.2	104.3	96.8
MOU Moscow	90.3	107.4	115.2	108.0
Contract (Moscow)	258.6	297.3	320.9	343.0
Prepaid (Moscow)	50.8	65.9	74.7	66.2
MOU, Regions	81.8	88.7	89.8	84.6

MOU numbers for 2003 calculated under the prior definition (including only billable minutes of usage)

	1Q2003	2Q2003	3Q2003	4Q2003
MOU, blended (min)	81.5	93.8	92.7	89.3
MOU Moscow	78.9	95.1	92.5	84.7
Contract (Moscow)	237.2	273.7	284.2	303.1
Prepaid (Moscow)	41.7	56.0	54.7	45.9
MOU, Regions	86.9	91.6	93.0	94.4

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Income

	Three months ended March 31,
	2004		2003
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues and connection fees	US$	400,903	US$	230,099
Sales of handsets and accessories		15,774		13,426
Other revenues		1,020		912

Total operating revenues		417,697		244,437

Operating expenses
Service costs		62,365		37,160
Cost of handsets and accessories sold		13,191		10,707
Selling, general and administrative expenses		138,013		85,310
Depreciation		57,337		31,678
Amortization		9,143		7,372
Provision for doubtful accounts		2,103		3,324

Total operating expenses		282,152		175,551

Operating income		135,545		68,886

Other income and expenses:
Other income		354		574
Other expenses		(403)		(432)
Interest income		1,501		1,998
Interest expense		(13,856)		(16,036)
Net foreign exchange gain (loss)		1,671		1,327

Total other income and expenses		(10,733)		(12,569)

Income before income taxes and minority interest		124,812		56,317

Income taxes expense		36,699		14,912
Minority interest in net earnings (losses) of subsidiaries		11,982		18

Net income	US$	76,131	US$	41,387

Net income per common share	US$	1.90	US$	1.09

Net income per ADS equivalent	US$	1.43	US$	0.82

Weighted average common shares outstanding (thousands)		40,172		38,073

Open Joint Stock Company “Vimpel-Communications”

Condensed Consolidated Balance Sheets

	March 31, 2004		December 31, 2003
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents		130,552	US$	157,611
Accounts receivable		109,386		113,092
Other current assets		271,775		255,540

Total current assets		511,713		526,243

Non-current assets
Property and equipment, net		1,530,372		1,460,542
Telecommunication licenses, net		98,799		103,817
Other intangible assets, net		59,919		59,369
Other assets		175,260		152,261

Total non-current assets		1,864,350		1,775,989

Total assets	US$	2,376,063	US$	2,302,232

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	US$	172,047		158,467
Due to related parties		6,290		8,603
Customer advances and deposits		196,323		181,475
Deferred revenue		2,596		2,701
Ruble denominated bonds payable		105,317		101,852
Bank loans, current portion		30,691		35,343
Capital lease obligations, current portion		8,451		6,587
Equipment financing obligations, current portion		73,622		70,935
Accrued liabilities		100,298		127,689

Total current liabilities		695,635		693,652

Deferred income taxes		31,634		34,380
Bank loans, less current portion		331,490		330,112
Capital lease obligations, less current portion		7,924		9,154
Accrued liabilities, less current portion		4,113		4,046
5.5% Senior convertible notes due July 2005				—
Equipment financing obligations, less current portion		36,288		53,008

Minority interest		193,104		179,664

Shareholders’ equity		1,075,875		998,216

Total liabilities and shareholders’ equity	US$	2,376,063	US$	2,302,232

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2004		2003
	(In thousands of US dollars)
Net cash provided by operating activities	US$	116,669	US$	75,065
Proceeds from bank and other loans		7,189		56,962
Payments of fees in respect of debt issue				(1,249)
Repayment of bank loans		(10,587)		(20,910)
Repayment of equipment financing obligations		(14,265)		(23,824)
Repayment of lease obligations		(131)		(439)

Net cash provided by (used in) financing activities		(17,794)		10,540

Purchase of property and equipment		(107,536)		(87,799)
Purchase of StavTeleSot stock, net of cash acquired of US$658				(38,143)
Purchase of intangible assets		(4,039)		(5,435)
Purchase of other assets		(13,550)		(7,969)

Net cash used in investing activities		(125,125)		(139,346)

Effect of exchange rate changes on cash		(809)		1,442

Net decrease in cash		(27,059)		(52,299)
Cash and cash equivalents at beginning of period		157,611		263,657

Cash and cash equivalents at end of period	US$	130,552	US$	211,358

Supplemental cash flow information

Non-cash activities:
Equipment acquired under financing agreements	US$	1,659	US$	24,077
Accounts payable for equipment and other long-lived assets		66,505		50,137
Accrued debt and equity offering costs		236		294
Operating activities financed by sale of treasury stock		—		1,262
Acquisitions:
Fair value of assets acquired		—		66,634
Difference between the amount paid and the fair value of net assets acquired		—		(4,699)
Cash paid for the capital stock		—		(38,801)

Liabilities assumed	US$	—	US$	23,134

Reconciliation of VimpelCom OIBDA to operating income

(In thousands of US dollars)

	Three months ended
	March 31, 2004	December 31, 2003	March 31, 2003
OIBDA	202,025	186,893	107,936
Depreciation	(57,337)	(42,776)	(31,678)
Amortization	(9,143)	(9,083)	(7,372)
Operating income	135,545	135,034	68,886

Reconciliation of VimpelCom OIBDA margin to

operating income as percentage of net operating revenues

	Three months ended
	March 31, 2004	December 31, 2003	March 31, 2003
OIBDA margin	48.4%	45.8%	44.2%
Less: Depreciation as percentage of net operating revenues	(13.7)%	(10.5)%	(13.0)%
Less: Amortization as percentage of net operating revenues	(2.2)%	(2.2)%	(3.0)%
Operating income as percentage of net operating revenues	32.5%	33.1%	28.2%

Reconciliation of SAC to selling, general and

administrative expenses

(In thousands of US dollars, except for SAC and

subscriber amounts)

	Three months ended
	March 31, 2004	December 31, 2003	March 31, 2003
Selling, general and administrative expenses	138,013	148,764	85,310
Less: General and administrative expenses	87,865	91,533	56,643
Sales and marketing expenses, including	50,148	57,231	28,667
advertising & marketing expenses	13,245	16,236	9,445
dealers’ commission expense	36,903	40,995	19,222
New gross subscribers,’000	2,979	3,170	1,377
Subscriber Acquisition Cost (SAC) (US$)	16.8	18.1	20.8

Reconciliation of ARPU to service revenue and

connection fees

(In thousands of US dollars, except for ARPU and

subscriber amounts)

	Three months ended
	March 31, 2004	December 31, 2003	March 31, 2003
Service revenue and connection fees	US$ 400,903	US$ 386,322	US$ 230,099
Less: Connection fees	185	202	337
Less: Revenue from rent of fiber-optic channels	549	417	372
Service revenue used to calculate ARPU	400,169	385,703	229,390
Average number of subscribers,’000	12,318	10,277	5,658
Average revenue per subscriber per month (US$)	10.8	12.5	13.5

Open Joint Stock Company “VimpelCom-Region”

Unaudited Condensed Consolidated Statements of Income

	Three months ended March 31,
	2004	2003
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues and connection fees	US$ 164,248	US$ 55,902
Sales of handsets and accessories	8,624	8,723
Other revenues	1,300	535

Total operating revenues	174,172	65,160

Operating expenses
Service costs	32,252	15,592
Cost of handsets and accessories sold	8,180	8,496
Equipment lease	2,562	2,221
Selling, general and administrative expenses	55,805	21,289
Network maintenance	4,578	1,811
Depreciation and amortization	24,360	11,310
Provision for doubtful accounts	872	361

Total operating expenses	128,609	61,080

Operating income	45,563	4,080

Other income and expenses:
Other income	16	240
Other expenses	(138)	(205)
Interest income	240	152
Interest expense	(7,008)	(3,306)
Net foreign exchange gain (loss)	(32)	(292)

Total other income and expenses	(6,922)	(3,411)

Income before income taxes and minority interest	38,641	669

Income taxes expense	11,909	(1,373)
Minority interest in net earnings (losses) of subsidiaries	60	(19)

Net income	US$ 26,672	(US$ 723)

*) Net income of VimpelCom-Region as a legal entity differs from the $26.785 million net income reported above in this press release for the regional segment for the first quarter of 2004. The difference is caused by the fact that the financial statements of Bee-Line Samara are included in the regions for segment reporting purposes, but are not included in the consolidated financial statements of VimpelCom-Region. Bee-Line Samara operates in the Samara region but, for historical reasons, is owned directly by VimpelCom. The following table provides reconciliation between these figures (all numbers are in thousands of US$):

Three months ended Mar. 31, 2004
Net income of VimpelCom-Region	26,672
Net income of BeeLine-Samara	598
Net effect of transactions between VimpelCom-Region and BeeLine-Samara	(485)
Net income of VimpelCom’s regional segment	26,785

Operating revenue of VimpelCom-Region as a legal entity differs from the $161.401 million operating revenues for the regional segment excluding inter-company transactions, reported above in this press release for the first quarter of 2004. The following table provides reconciliation between these figures (all numbers are in thousands of US$):

Three months ended Mar. 31, 2004
Operating revenue of VimpelCom-Region	174,172
Operating revenue of Bee-Line-Samara	7,967
Net effect of transactions between VimpelCom-Region and Bee-Line-Samara	(4,114)
Operating revenue of VimpelCom’s regional segment	178,025
Inter-company operating revenue of VimpelCom-Region and Bee-Line-Samara	(16,624)
Regional segment operating revenue excluding inter-company transactions	161,401

Open Joint Stock Company “VimpelCom-Region”

Condensed Consolidated Balance Sheets

	March 31, 2004		December 31, 2003
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	US$	58,106	US$	42,729
Trade accounts receivable		15,240		22,726
Other current assets		167,058		137,529

Total current assets		240,404		202,984

Non-current assets:
Property and equipment, net		679,241		624,306
Telecommunication licenses and allocation of frequencies, net		83,086		87,175
Other intangible assets, net		22,178		20,383
Other assets		84,056		62,995

Total non-current assets		868,561		794,859

Total assets	US$	1,108,965	US$	997,843

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	US$	73,053	US$	73,345
Due to related parties		95,290		71,420
Customer advances and deposits		65,471		41,916
Deferred revenue		873		713
Rouble denominated bonds payable		105,317		101,852
Bank loans, current portion		8,072		4,710
Capital lease obligation, current portion		0		0
Equipment financing obligations, current portion		23,482		17,078
Accrued liabilities		16,108		16,076

Total current liabilities		387,666		327,110

Deferred income taxes		22,077		24,713
Bank loans, less current portion		66,963		66,500
Long-term loans due to VimpelCom		206,228		176,231
Equipment financing obligations, less current portion		9,296		16,097
Accrued liabilities		2,765		2,718

Minority interest		412		350

Shareholders’ equity		413,558		384,124

Total liabilities and shareholders’ equity	US$	1,108,965	US$	997,843

Open Joint Stock Company “VimpelCom-Region”

Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2004		2003
	(In thousands of US dollars)
Net cash provided by (used in) operating activities	US$	59,977	US$	2,559

Proceeds from bank and other loans		4,359		39,161
Proceeds from loans from VimpelCom		29,937		39,223
Repayment of bank and other loans		(569)		(11,227)
Repayment of equipment financing obligations		(1,879)		(13,909)
Repayment of capital lease obligations				(119)

Net cash provided by financing activities		31,848		53,129

Purchase of property and equipment		(57,898)		(33,213)
Purchase of StavTeleSot stock, net of cash acquired of US$658				(38,143)
Purchase of intangible assets		(3,236)		(4,164)
Purchase of other assets		(14,356)		—

Net cash used in investing activities		(75,490)		(75,520)

Effect of exchange rate changes on cash		(958)		67

Net (decrease) increase in cash		15,377		(19,765)
Cash and cash equivalents at beginning of year		42,729		52,703

Cash and cash equivalents at end of year	US$	58,106	US$	32,938

Reconciliation of VimpelCom-Region OIBDA to operating income

(In thousands of US dollars)

	Three months ended
	March 31, 2004	December 31, 2003	March 31, 2003
OIBDA	69,923	62,345	15,390
Depreciation	(18,194)	(11,740)	(6,760)
Amortization	(6,166)	(5,995)	(4,550)
Operating income	45,563	44,610	4,080

Reconciliation of VimpelCom-Region OIBDA margin to

operating income as percentage of net operating revenues

	Three months ended
	March 31, 2004	December 31, 2003	March 31, 2003
OIBDA margin	40.1%	40.2%	23.6%
Less: Depreciation as percentage of net operating revenues	(10.4)%	(7.6)%	(10.4)%
Less: Amortization as percentage of net operating revenues	(3.5)%	(3.9)%	(7.0)%
Operating income as percentage of net operating revenues	26.2%	28.7%	6.2%